EXHIBIT 99.1

AMARC’S COMPREHENSIVE 2023 SURVEYS AT DUKE CONFIRM

PORPHYRY COPPER-GOLD DEPOSIT POTENTIAL ACROSS THE DISTRICT

January 19, 2024 - Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB:AXREF) is pleased to report that results received from the Company’s comprehensive surveys across the prospective 722 km2 DUKE district (“DUKE District” or “District”) in central British Columbia (“BC”), have identified multiple porphyry copper-gold (“Cu-Au”) mineral systems.

Through 2023 Boliden Mineral Canada Ltd. (“Boliden”), under the DUKE District Mineral Property Earn-in Agreement, funded $10 million in exploration expenditures and will continue its earn in during 2024 with a further $10 million of budgeted expenditures (see Amarc release December 13, 2023). Amarc continues as project operator.

“Results from our inaugural district wide surveys are confirming expectations that the DUKE District  has important potential for new copper-gold discoveries.” said Amarc President & CEO Dr. Diane Nicolson. “We are working closely with our partners, combining the Amarc team’s deposit discovery strengths with Boliden’s expertise and knowledge, in particular of working in glaciated terrains. Below, we introduce our exciting and drill-ready Svea copper-gold target, which is one of the targets planned for the second phase phase of 2024 drilling this summer. We will continue to release results as planning progresses.”

Sixteen prospective deposit target areas were selected for 2023 field assessment based on a comprehensive compilation of government and historical exploration data from over the entire District (see Amarc’s DUKE Project 2020 Technical Report, available on the website at https://amarcresources.com/projects/duke-project/technical-report/). Exploration surveys works included extensive airborne magnetic geophysical and LiDAR surveys together with ground Induced Polarization (“IP”) geophysical, soils geochemistry and geological mapping surveys (see Amarc release November 21, 2023).

The results of this successful program have defined six deposit targets for drill testing - in addition to the DUKE Deposit and DUKE Deposit Target where drilling is scheduled to recommence early in 2024 (Amarc release December 13, 2023) - and also a pipeline of additional porphyry copper-gold targets for further assessment prior to drill testing (Figure 1).

Figure 1: DUKE District - Comprehensive Exploration Surveys Have Delineated Multiple New Porphyry Cu-Au Targets

Svea Deposit Target

Amarc’s 2023 field program significantly advanced and expanded the critical geological, geophysical and geochemical signatures of the Svea deposit target. Importantly, Svea shares many attributes with some of the premier deposits and occurrences within the Babine Porphyry Cu-Au Region (the “Babine”). One of the most mineralized porphyry belts in BC, the Babine hosts the former Bell and Granisle Cu-Au mines that were operated by Noranda Mines, and the advanced stage Morrison Cu-Au deposit.

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Shared attributes between Svea and the known Babine Cu-Au deposits include:

•	An association with regional scale faults and mineralized corridors;

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An association with volumetrically significant, Eocene-age biotite-feldspar porphyry (“BFP”) intrusions as detailed in geological survey work: the 1,500 m strike length of the BFP intrusions at Svea, is notably larger than historical interpretations, and is comparable with known BFP-related deposits in this district;

•	An association with widespread hydrothermal fluid flow paths as defined by sheeted and stockwork vein sets, vein density and sulphide development;

•	An association with a large 7 km2 IP chargeability anomaly underlying the interpreted mineralized system (Figure 2);

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An association with widespread and strong, Cu-Au-Mo-in-soil geochemical anomalies: extensive Cu-in-soil geochemical anomalies exceeding 100 ppm with internal areas of ≥250 ppm over 1,000 m by 200 m and 500 m by 300 m (Figure 2); and

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An association with both Cu and Au in historical drilling[1] (Figure 2): limited drilling of 12 short, median 61 m long, drill holes completed in 1969 and 1975 by Texas Gulf Sulphur Co. intersected mineralization, suggesting the BFP’s at Svea can be associated with significant Cu and Au contents. Historical Cu assays are available for only nine of these drill holes, and these indicate varying degrees of Cu mineralization which is interpreted to be due, at least in part, to the presence of inter- and post-mineralization intrusions in which many holes terminated early. An example is historical drill hole DDH 69-3, which returned 0.36% Cu and 0.18 g/t Au over 23.7 m within 0.27% Cu over the total drilled length of 57 m terminating in a post mineral intrusion. Nearby hole DDH 69-4 intersected 0.37% Cu and 0.18 g/t Au over 30.5 m.

This combination of geological data suggests excellent potential for important Cu-Au mineralization within the Svea mineralized system. It is Amarc’s intent to drill test this exciting emerging target during the summer 2024 drill season.

Figure 2: Svea Target - Important Mineralized System Outlined by a Strong 7 km2 IP Chargeability Anomaly

[1] Copper assays for nine 1969 Texas Gulf drilling are from copies of original drill logs, accessed at https://propertyfile.gov.bc.ca/showDocument.aspx?docno=830869 (BC Ministry of Energy, Mines and Petroleum Resources (“BC MEMPR”) Property File Document 830869), and for gold in from Carter, 1992, Geological and Geochemical Report, Sampling of Diamond Drill Cores and Soil Sampling, on the Trail Mineral Claim, 31 pages, BC MEMPR Assessment Report 22719. Assay summaries are available for some of these historical drill hole, but much of the assay data, along with drill logs, is not available. These results are historical in nature and at the time of this release have not been verified by Amarc Resources or its Qualified Person, as the drill core, and original sample material are not available, however, the Company intends to verify this information through drilling during its summer 2024  campaign.

About Amarc Resources

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au Districts located in different prolific porphyry regions of southern, central and northern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

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Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc intends to solo drill the higher grade Empress Deposit in the IKE District with funding from a successful 2023 financing. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Dr. Roy Greig, P.Geo., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

Quality Control/Quality Assurance Program

Soil samples were sent to Activation Laboratories Ltd. (Actlabs), Kamloops, Canada facility for preparation and analysis. At Actlabs Kamloops, samples were dried at 60°C and sieved to -177 μm (-80 mesh). The -80 mesh fraction for all sample was analyzed for Au at Actlabs Kamloops by fire assay fusion of a 30 g sub-sample with an ICP-OES finish. All samples were also analyzed by multi-element ICP methods. Samples on soil lines in new exploration areas were analyzed for Cu, Ag and 58 additional elements by 4 acid digestion of a 0.25 sub-sample followed by an ICP-OES and ICP-MS finish. Approximately 7% of the samples were taken on extensions of earlier grids. These samples were analyzed for Cu, Au, Ag and 60 additional elements by Aqua Regia digestion of a 0.5 g sample followed by an ICP-MS finish to match the analytical method employed on these grids. All multi-element ICP analysis was done at the Actlabs Ancaster Ontario facility. Both Actlabs facilities are ISO/IEC 17025 accredited. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each soil sample analytical batch at the following rates: standards and/or blanks one in 80 regular samples. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

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ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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Figure 1: DUKE District – Comprehensive Exploration Surveys Have Delineated Multiple New Porphyry Cu-Au Targets

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Figure 2: Svea Target - Important Mineralized System Outlined by a Strong 7 km2 IP Chargeability Anomaly

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